ACCEL LIQUID GELS, INC.

5308 W. Cygnus Hill Cove

West Jordan, UT 84081

September 13, 2021

VIA EDGAR AND EMAIL

United States Security and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:  ACCEL LIQUID GELS, INC.’s WITHDRAWAL OF ACCELERATION REQUEST

Amendment No. 2 to Registration Statement on Form S-1

Form S-1 Filed on July 26, 2021

Amendment No. 2 to Registration Statement on Form S-1 Filed on September 10, 2021

File No. 333-258166

Ladies and Gentlemen:

On September 10, 2021, along with its response to the Commission’s comments set forth in the comment letter dated September 9, 2021, and in association with Amendment No. 2 to Registration Statement on Form S-1 Filed, also filed on September 10, 2021, the undersigned (the “Company”) respectfully requested that the effective date for the Registration Statement be accelerated so that it will be declared effective at 12:00 PM on September 13, 2021, or as soon thereafter as practicable.

After the Commission spoke with our independent legal counsel, Keith N. Hamilton, and he communicated with us, the Company understands that the acceleration request was premature and hereby withdraws its request made in the letter dated September 10, 2021. However, please note that when appropriate and timely the Company intends to submit another request for acceleration once the Registration Statement is approved as complete.

Please contact our independent legal counsel, Keith N. Hamilton, at (801) 201-8786 or keith@knhamilton.com, with any questions you may have regarding this request.  In addition, please notify Mr. Hamilton when the Registration Statement has been approved by the Commission.

Sincerely,

/s/ Pauline Carson

Pauline Carson

Chief Executive Officer

ACCEL LIQUID GELS, INC.

cc:          Keith N. Hamilton